NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

PE
1-11-08



08040670

February 20, 2008

Michael M. McGawn
Corporate Compliance Counsel
Chipotle Mexican Grill, Inc.
1543 Wazee Street
Denver, CO 80202

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/20/2008

Re: Chipotle Mexican Grill, Inc.
Incoming letter dated January 11, 2008

Dear Mr. McGawn:

This is in response to your letter dated January 11, 2008 concerning the shareholder proposal submitted to Chipotle by the People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated January 18, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

RECEIVED
2008 JAN 14 PM 3:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Chipotle



January 11, 2008

SEC Mail Processing Section
JAN 14 2008
Washington, DC
101

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of People for the Ethical Treatment of Animals Exchange Act of 1934--Rule 14a-8(i)(7)*

Dear Ladies and Gentlemen:

This letter is to inform you that Chipotle Mexican Grill, Inc. ("Chipotle" or the "Company") intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareholders Meeting (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from People for the Ethical Treatment of Animals (the "Proponent").

Pursuant to Rule 14a-8(j), I have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Chipotle expects to file the definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

I have also included an additional copy of this letter and a self-addressed, postage-paid envelope. Please acknowledge receipt of this letter by date-stamping the additional copy and returning to me in the envelope provided.

Rule 14a-8(k) provides that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Chipotle pursuant to Rule 14a-8(k).

1543 WAZEE STREET | DENVER, CO 80202 | 303 595 4000 | FAX 303 595 4014

BASIS FOR EXCLUSION

We respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Chipotle's ordinary business operations.

THE PROPOSAL

The Proposal "encourage[s] the board to give purchasing preference to suppliers that use or adopt controlled-atmosphere killing ("CAK")." The Proposal's supporting statements acknowledge that this purchasing preference would require a change to Chipotle's current purchasing practices.

A copy of the Proposal and all related correspondence from the Proponent is attached to this letter as Exhibit A.

ANALYSIS

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the omission of a shareholder proposal from a company's proxy materials if it deals with a matter relating to the company's ordinary business operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." Examples of such tasks cited by the Commission were "management of workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, *and the retention of suppliers*." *See* 1998 Release (emphasis added).

The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See* 1998 Release. The rationale for this policy is that it "is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." *See* Release No. 34-19135, n. 47 (October 14, 1982).

We believe the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it interferes with tasks that are fundamental to management's ability to run the Company *and* because it seeks to micro-manage the Company's day-to-day business operations. We further believe these considerations weigh in favor of allowing the exclusion of the Proposal notwithstanding any social policy issues implicated by the Proposal.

I. The Proposal Interferes with Tasks Fundamental to Management's Ability to Run the Company.

The ability to make decisions as to the Company's "retention of suppliers" is an example of an ordinary business matter that is so "fundamental to management's ability to run a company on a day-to-day basis" that it could not, as a practical matter, be subject to direct shareholder oversight. *See* 1998 Release. The Staff has consistently taken the position that shareholder proposals regarding the selection of suppliers may be omitted from the issuer's proxy materials pursuant to Rule 14a-8(i)(7) because they "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." *See* Release No. 34-12999 (November 22, 1976). In *Wal-Mart Stores, Inc.* (April 10, 1991) ("*Wal-Mart I*"), for example, the Staff granted no-action relief with respect to a proposal requesting a report on the company's efforts to give purchasing preference to suppliers owned by minority and female-owned businesses. In doing so, the Staff "particularly note[d] that the proposal involves a request for detailed information on...the Company's practices and policies for selecting suppliers of good and services." Similarly, the Staff has permitted the exclusion of proposals addressing the animal care practices and procedures followed by a company's suppliers. *See, e.g.*, *Hormel Foods Corp.* (November 19, 2002) ("*Hormel I*") (the Staff concurred that a proposal requesting a report on the use of antibiotics by the company's meat suppliers was excludable as an ordinary business matter); *Seaboard Corporation* (March 3, 2003) (the Staff found a proposal requesting a report on the use of antibiotics by the company's hog suppliers excludable as relating to ordinary business operations).

Like any restaurant company, Chipotle considers numerous factors in selecting and retaining its suppliers, including but not limited to the quality of products offered; competitive pricing; ability to supply particular quantities of product; environmental, health and safety performance; location; and human resources practices. Moreover, Chipotle maintains and publicizes a philosophy of "Food With Integrity," one important aspect of which is a set of protocols regarding the care and raising of the animals from which suppliers obtain the meat Chipotle serves in its restaurants. Evaluating the many considerations relevant to Chipotle's selection of suppliers, including formulation of the protocols that become a part of Chipotle's Food With Integrity philosophy, is an integral part of Chipotle's daily business operations and cannot, from a practical standpoint, be subject to direct shareholder oversight. The Proposal encourages Chipotle's management to give purchasing preference to suppliers that use CAK, which necessarily intrudes upon the Company's selection of, and relationships with, its suppliers.

As demonstrated by the *Wal-Mart I, Hormel I* and *Seaboard* no-action letters, the Proposal should be excludable pursuant to Rule 14a-8(i)(7). The Proposal, like the proposal in *Wal-Mart I*, seeks to influence a company's management through specifying a purchasing preference for particular suppliers based on unique characteristics of the suppliers. Just as the proposal in *Wal-Mart I* sought to influence management to give purchasing preference to suppliers owned by minority or women owners, the Proposal seeks to influence the Company's management to give purchasing preference to suppliers that use CAK. In addition, this Proposal is an even more egregious intrusion into management's right to control the retention of suppliers, by *directly encouraging management to give preference* to certain suppliers, whereas the excludable proposal in *Wal-Mart I* merely *sought a report* regarding specified purchasing preferences.

Further, the Proposal, like the proposals in *Hormel I* and *Seaboard*, seeks to influence a company's purchasing decisions based on animal care protocols observed by the suppliers. The proposals in *Hormel I* and *Seaboard* sought reports regarding a particular element of the animal care practices of the companies' suppliers, and it can reasonably be assumed that the shareholders' intent in seeking these reports was to influence management's purchasing decisions. This Proposal goes one step further than the proposals in *Hormel I* and *Seaboard* by, rather than simply seeking reports on a supplier practices, actively encouraging the Company's management to choose suppliers based upon such practices, thereby directly seeking to dictate Chipotle's purchasing decisions. The Staff has consistently recognized that "the choice of products and supplies used in preparation of [a company's] products" is a matter relating to the company's ordinary business operations, and therefore is an inappropriate area for shareholder proposals. *See, e.g., The Kroger Co.* (March 23, 1992); *Borden, Inc.* (March 23, 1992); *McDonald's Corp.* (March 24, 1992); *H.J. Heinz* (June 2, 1999). Consequently, because the Proposal intrudes on management's right to control the retention of suppliers, we believe the Proposal is excludable.

II. The Proposal Seeks to Micro-manage the Company.

The Staff has also permitted the exclusion of proposals that seek to "micro-manage" a company. These proposals involve complex matters that shareholders, as a group, are generally unable to make informed decisions about. Consequently, such decisions are left to the expertise of a company's management. *See, e.g., Pfizer Inc.* (January 28, 2005) (the Staff granted no-action relief regarding a proposal requesting the cessation of donations to organizations that promote animal testing, because the company made thousands of donations in a single year and to interfere with these practices would delve too deeply into the micro-management of the company); and *NSTAR* (November 29, 2005) (proposal seeking a report on management's response to animals being shocked by the company's electric utility network was excluded as ordinary business).

Implementation of a specific new technology, such as CAK, requires a complex assessment of costs and benefits requiring specialized expertise and business judgment. Management is uniquely suited to conduct this analysis and consider the financial, quality, safety, public perception, timing and feasibility aspects of demanding that its poultry suppliers use a specific technology, or alternative technologies. Based on the complexities and unique considerations involved in such analyses, the Staff has consistently permitted exclusion of proposals seeking to implement specific technologies or processes. *See, e.g., Union Pacific Corp.* (December 16, 1996) (proposal seeking status report on new railroad safety systems was excluded as dealing with ordinary business operations, the Staff noting that the proposal involved "the development and adaptation of new technology"); *WPS Resources Corp.* (February 16, 2001) ("choice of new technologies" relates to ordinary business matters); and *McDonald's* (allowing the exclusion of a proposal dealing with food preparation processes as ordinary business despite the existence of the social issue of public health).

The Proposal's clear purpose is the implementation of CAK. As the Proposal's supporting statements indicate, Chipotle does not presently have a plan to implement CAK. However, Chipotle has explored the merits of CAK with its suppliers and advisors, and based in part on the myriad considerations involved in determining whether to adopt a preference for CAK, has not come to any definitive conclusions on the issue. In prior shareholder proposals to other companies, the Proponent has recognized and deferred to management's difficult role in assessing complex technologies by proposing that management assess the feasibility of CAK. *See, e.g., OSI Restaurant Partners, Inc.* (March 6, 2006); and *Wendy's International, Inc.* (February 8, 2005). This Proposal, however, does not defer to management and ask it to simply consider the implementation of CAK, but rather encourages management to *proceed directly to adoption of a purchasing preference* for suppliers that use CAK. By directly encouraging implementation of a specific technology, the Proponent moves from implicitly advancing a particular technology that it believes to be beneficial into active micro-management of Chipotle's business.

In such circumstances, the Staff's practice has been to allow exclusion of the proposal. For example, technology that would advance railroad safety would certainly be socially beneficial, but in *Union Pacific*, the Staff determined the specific manner in which a company addresses the issue of railroad safety (i.e. the choice and manner of implementing a new technology) to be an ordinary business matter. Similarly, although Chipotle agrees that seeking the humane treatment of animals is a laudable goal, the Proposal is attempting to dictate the precise timing and method of addressing the issue and therefore is not appropriate. Consequently, we believe that, like the proposal in *Union Pacific*, the Proposal is excludable.

III. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal is Excludable Because It Predominantly Addresses Ordinary Business Matters.

We acknowledge that in the 1998 Release, the Staff noted that a shareholder proposal related to ordinary business operations that primarily focuses on sufficiently significant social policy issues generally would not be excludable because the proposals would transcend day-to-day business matters, and raise policy issues so significant that they would be appropriate for a shareholder vote. We also recognize that the Staff has previously found that "humane treatment of animals in product development and testing" is a significant social policy issue, *see, e.g., Gillette Co.* (January 4, 1996), and has previously declined to allow the exclusion of proposals from the Proponent regarding CAK. *See, e.g., Wendy's*; *Hormel Foods Corp.* (November 10, 2005) ("*Hormel II*").

Nevertheless, the Staff also has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary business matters and significant social policy issues. *See, e.g., Wal-Mart Stores, Inc.* (March 15, 1999) ("*Wal-Mart II*") (the Staff found a proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor excludable in its entirety pursuant to Rule 14a-8(i)(7) because the proposal sought to direct management's selection of suppliers); and *General Electric Co.* (February 3, 2005) (the Staff concurred that a proposal relating to "the elimination of jobs with the [c]ompany and/or the relocation of U.S. based jobs by the [c]ompany to foreign countries" was excludable under Rule 14a-8(i)(7) as relating to "management of the workforce" even though the proposal also related to offshore relocation of jobs).

The Proposal, like the proposal in *Wal-Mart II*, should be excludable pursuant to Rule 14a-8(i)(7) because, as in *Wal-Mart II*, the Proposal relates to a social policy issue of clear significance, but also pertains to an overarching ordinary business matter. Just as the excludable proposal in *Wal-Mart II* pertained to the human rights of the employees of the company's suppliers (a significant social issue) and the retention of the company's suppliers (an ordinary business matter), the Proposal concerns the humane treatment of animals (a significant social issue) and the retention of suppliers (an ordinary business matter). Consequently, like the proposal in *Wal-Mart II*, the extensive implications that the Proposal would have with regard to Chipotle's supplier decisions dictate that the entire Proposal should be excludable.

Further, the Proposal is distinguishable from prior proposals made by the Proponent where the Staff has declined to grant no-action relief. In *Wendy's* and *Hormel II*, the Proponent recognized and deferred to management's authority over the business decision of choosing among suppliers, by proposing only that management *issue a report* regarding the feasibility of CAK. In this Proposal, however, the Proponent goes much further and encourages Chipotle's management to *proceed directly to adoption of a purchasing preference* for suppliers that use CAK, regardless of any consideration by Chipotle of the complex issues related to making a business decision to adopt such a preference. In that sense, the Proposal impermissibly intrudes to a great extent into ordinary business matters. In spite of the weighty social policy issues in *Wal-Mart II* and *General Electric*, the Staff decided that the proposals were excludable because of the predominance of the ordinary business matter issues. Because this Proposal seeks to directly intrude into Chipotle's supplier decisions, we believe that the ordinary business matters with which the Proposal would interfere are similarly predominant, and therefore weigh in favor of the exclusion of the Proposal.

CONCLUSION

Based on the foregoing analysis, we respectfully submit that the Proposal may be omitted from Chipotle's 2008 Proxy Materials pursuant to Rule 14a-8(i)(7), and request your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from our 2008 Proxy Materials.

If you have any questions, require further information, or wish to discuss this matter, please call me at (303) 222-5978. My facsimile number for future correspondence is (303) 222-5983. Thank you for your consideration of this matter.

Sincerely,



Michael M. McGawn
Corporate Compliance Counsel

Enclosures

cc: Mr. Matt Prescott
Assistant Director, Corporate Affairs
People for the Ethical Treatment of Animals
501 Front Street
Norfolk, VA 23510

Christian O. Nagler and Robert M. Hayward (via e-mail)
Kirkland & Ellis LLP

Bryant S. "Corky" Messner (via e-mail)
Messner & Reeves LLC

EXHIBIT A

The Proposal

See attached.



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

December 20, 2007

Mr. Monty Moran
Corporate Secretary
Chipotle Mexican Grill, Inc.
1543 Wazee St. Suite. 200
Denver, CO 80202

Re: Shareholder Proposal for Inclusion in the 2008 Proxy Materials

Dear Mr. Moran:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2008 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 65 shares of Chipotle Mexican Grill common stock. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2008 annual shareholders meeting.

Please contact me if you need any further information. If Chipotle Mexican Grill will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8264 or via e-mail at MattPrescott@peta.org.

Sincerely,

Matt Prescott, Assistant Director
Corporate Affairs

Enclosures: 2008 Shareholder Resolution
Morgan Stanley letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

9812 Falls Road, Suite 123
Potomac, MD 20854
toll free 800 608 8163
tel 301 765 6460
fax 301 765 6464

Morgan Stanley

December 20, 2007

Mr. Monty Moran
Corporate Secretary
Chipotle Mexican Grill, Inc.
1543 Wazee St. Suite. 200
Denver, CO 80202

Re: Shareholder Proposal for Inclusion in the 2008 Proxy Materials

Dear Mr. Moran:

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 65 shares of Chipotle Mexican Grill common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Chipotle Mexican Grill for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (301) 765-6469.

Sincerely,



Abril Azmi
Senior Registered Assistant
Morgan Stanley & Co., Inc.
Potomac, MD

12/20/07

TOTAL P.01

Shareholder Resolution Regarding Poultry Slaughter

RESOLVED that, to advance both Chipotle's financial interests and the welfare of birds supplied to its restaurants—and to harmonize the company's claims with its actions—shareholders encourage the board to give purchasing preference to suppliers that use or adopt controlled-atmosphere killing (CAK).

Supporting Statement

- Chipotle promotions have touted its sourcing of meat from suppliers with better-than-standard animal welfare practices and made such claims as "We believe animals deserve respect, too" and "Chickens raised with care, not chemicals." Clearly, good animal welfare is part of the company's philosophy.

- These claims are not consistent with the fact that Chipotle purchases poultry from suppliers that use a cruel and inefficient method of slaughter called "electrical immobilization," in which the birds are paralyzed with an electric current, have their throats slit while they are still conscious, and are dropped into tanks of scalding-hot water (often while they are still alive).

- CAK is a better, U.S. Department of Agriculture-approved method of poultry slaughter that replaces the oxygen that birds are breathing with inert gases, gently and effectively putting them "to sleep."

- Many restaurant companies have made notable progress in evaluating and moving toward CAK, such as Burger King—which has a purchasing preference for birds killed by CAK—and Wendy's, Carl's Jr., and Hardee's, which give consideration to CAK suppliers.

- A report commissioned by McDonald's concurred that CAK is, as animal welfare experts have described it, the least cruel method of poultry slaughter available and found that it "[1.] has advantages [over electrical immobilization] from both an animal welfare and meat quality perspective … [2.] obviates potential distress and injury … [and 3.] can expeditiously and effectively stun and kill broilers with relatively low rates of aversion or other distress." The report further concludes that McDonald's suppliers that use CAK have experienced improvements in bird handling, stunning efficiency, working conditions, and meat yield and quality.



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

RECEIVED
2008 JAN 22 PM 3:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 18, 2008

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2008 Proxy Statement of Chipotle

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 17, 2007 submitted to the SEC by Chipotle ("Chipotle" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA based on Rule 14a-8(i)(7), asserting that that the proposal relates to ordinary business operations.

The resolution at issue reads as follows:

> RESOLVED that, to advance both Chipotle's financial interests and the welfare of birds supplied to its restaurants – and to harmonize the company's claims with its actions – shareholder encourage the board to give purchasing preferences to suppliers that use or adopt controlled-atmosphere killing (CAK).

For the reasons that follow, PETA respectfully disagrees with the Company's position that the proposal should be omitted and urges the Staff to rule accordingly.

I. The Proposal Is Not Subject to Omission Under Rule 14a-8(i)(7).

Chipotle argues that the proposal involves the conduct of its "day-to-day" business operations" and seeks to "micro-manage" the Company. (No action letter p. 2.)

PETA has the following responses to Chipotle's arguments:

1. **The proposal does not seek to compel the Company to do anything. Rather, it is crafted to "encourage" the Company to pursue a course of action.**

   Chipotle contends that the proposal "interferes with tasks that are fundamental to management's ability to run the Company" (p.3); "intrudes upon the Company's selection of … suppliers" (p. 3); and seeks to "dictate Chipotle's purchasing decisions" (p. 4). However, the resolution does none of the above and the Staff need only look at the plain language of the proposal to confirm the point. The emphasis here is on the words "shareholders encourage" -- not compel, require, induce, or insist. Shareholders "encourage" the board to consider a corporate



AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS policy that has significant implications on the treatment of animals. Shareholders should be given an opportunity to vote on this resolution so that the Board can realize the level of support for it.

2. The proposal involves broad and significant social and public policy considerations.

The Company cites to Exchange Act Release No. 34-40018 (May 21, 1998) but not to its later interpretation in Staff Legal Bulletin No. 14C released June 28, 2005. Those authorities support the proposition that the pivotal question is whether the proposal is focused on the internal fiscal operations of the company, or on "broader policy issues." Chipotle acknowledges that a proposal that "focuses on sufficiently significant social policy issues generally would not be excludable because it would transcend day-to-day business matters, and raise policy issues so significant that they would be appropriate for a shareholder vote." (No action letter p. 5.) Nevertheless, the Company argues that the resolution "pertains to an overarching ordinary business matter." (No action letter p. 6.) To this we respond that the proposal is, as the Company recognizes it to be, overtly and expressly concerned with the social policy issue of animal welfare – that is what the "Resolved" clause states, and that is what the supporting statement is focused on.

3. The resolution supersedes the ordinary business rule because it implicates issues that are, and continue to be, the subject of public concern and debate.

Public awareness about the way in which animals are raised and killed for food has entered the mainstream. For example, many large restaurant and grocery chains have yielded to public pressure and moved toward less-cruel food purchasing practices. Hardee's, Burger King, and Carl's Jr.'s have initiated programs to increase the purchase of cage-free eggs and pork from uncaged sows. Celebrity chef, Wolfgang Puck has announced that he will not purchase products from farms using "the worst practices associated with factory farming." Whole Foods has also phased out the sale of eggs from caged hens. Both the State of California and the City of Chicago have approved bans on the sale of foie gras because of the cruelty involved in producing it; while Florida and Arizona have banned gestation crates for sows, and Smithfield Foods—the world's largest pork producer—has announced they will be phased out.

These decisions are a result of increased public concern about animal welfare. In fact, a recent survey by food industry consultancy, Technomic, reported that animal welfare is the third most important social issue to American restaurant-goers. An editorial appearing in the October 8, 2007 edition of *Nation's Restaurant News*—Chipotle's industry trade publication—observed that "active concern about how we treat the world around us has moved from left of center to the mainstream. A case in point is the growing number of companies that are embracing purchasing policies with animal welfare in mind."

Similarly, an article in the December 2007 issue of MeatingPlace—a meat industry publication—reported that "Animal welfare isn't just an issue for activists anymore. The average consumer is paying attention too."

An article that appeared in the June 20, 2006 edition of the Baltimore Sun entitled "A hunger for humane foods" reported the following:

> News from the front in the food wars: Live lobsters are a dead issue at Whole Foods. Chicago and California have made foie gras non grata. …*As consumers ask more*

> *questions about what they eat – where it comes from, how it lived, how it was killed –* they are discovering that many meals come with ethical quandaries. Retailers and restaurants are responding, hoping that a concern for animal welfare also benefits the bottom line. [Emphasis supplied.]

In summary, PETA's proposal involves a matter of significant social importance and thus is not eligible for exclusion under Rule 14a-8(i)(7). More critically, the Company's argument that PETA's proposal would remove supplier selection from the purview of management simply has no basis, as the resolution clearly and explicitly is crafted in such a way as to not take away any purchasing decisions from management, but rather simply "encourage" it to do something.

II. The Staff's Prior Non-Concurrence on the Same Topic Govern the Outcome of Chipotle No Action Application.

Lastly, as Chipotle acknowledges, the Staff has already ruled on PETA's CAK resolutions and refused to concur with the companies' positions. *See, Wendy's International, Inc.* (Feb. 8, 2005) and *Hormel Foods Corporation* (Nov. 10, 2005) and *OSI Restaurant Partners, Inc.* (Mar. 6, 2006) (Staff unable to concur with the company's position that CAK proposal can be omitted.) Accordingly, the disposition of this resolution should be the same as the Staff's previous non-concurrences on other CAK proposals.

Conclusion

The Company's position that PETA's resolution is excludable under Rule14a-8(i)(7) is insupportable. The proposal embraces a significant social and public policy issue, and involves *encouraging* the Board to ameliorate the mistreatment of animals. For the foregoing reasons, we respectfully request that the SEC advise the Company that it will take enforcement action if it fails to include the Proposal in its 2008 proxy materials. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or (202) 641-0999.

Very truly yours,



Susan L. Hall
Counsel

SLH/pc

cc: Michael M. McGawn, Chipotle (via email to mmcgawn@chipotle.com)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chipotle Mexican Grill, Inc.
Incoming letter dated January 11, 2008

The proposal encourages the board to give purchasing preference to suppliers that use or adopt controlled-atmosphere killing.

We are unable to concur in your view that Chipotle may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Chipotle may omit the proposal from its proxy materials under rule 14a-8(i)(7).

Sincerely,



William A. Hines
Special Counsel

END